SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                               Energy Focus, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    29268T102
             ------------------------------------------------------
                                 (CUSIP NUMBER)



                             Eleazer N. Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 28, 2009
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

--------------------------------------------------------------------------------


     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29268T102                 13D                    Page 2 of 22 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Diker Micro-Value QP Fund, LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,073,972 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,073,972 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,073,972 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            5.35%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. 29268T102                 13D                    Page 3 of 22 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Diker Micro-Value Fund, LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions) WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,049,920 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,049,920 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,049,920 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11)
            5.23%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. 29268T102                 13D                    Page 4 of 22 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Diker Micro & Small Cap Fund, LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    564,722 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    564,722 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            564,722 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            2.81%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. 29268T102                 13D                    Page 5 of 22 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Diker M&S Cap Master, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    218,494 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    218,494 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            218,494 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            1.09%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            CO
--------------------------------------------------------------------------------

CUSIP No. 29268T102                 13D                    Page 6 of 22 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

             Diker GP, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,907,108 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,907,108 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,907,108 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            14.48%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            OO
--------------------------------------------------------------------------------

CUSIP No. 29268T102                 13D                    Page 7 of 22 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Diker Management, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions) OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,907,108 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,907,108 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,907,108 shares of Common Stock
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            14.48%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            IA
--------------------------------------------------------------------------------

CUSIP No. 29268T102                 13D                    Page 8 of 22 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Charles M. Diker
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)   SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,907,108 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,907,108 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,907,108 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            14.48%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No. 29268T102                 13D                    Page 9 of 22 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Mark N. Diker
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions) OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,907,108 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,907,108 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,907,108 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            14.48%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No. 29268T102                 13D                   Page 10 of 22 Pages

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock (as defined below). The Reporting Persons (as defined below) have previously filed a statement on Schedule 13G on February 12, 2007, as amended on February 12, 2008 and February 17, 2009, to report their beneficial ownership of Common Stock of the Company (as defined below) that is the subject of this Schedule 13D, and are filing this schedule pursuant to ss.240.13d-1(e) as the Reporting Persons may no longer be deemed to be passive investors in the Company due to the matters set forth in Item 4 below, provided however, that the Reporting Persons believe that they continue to be passive investors in the Company.


Item 1.     Security and Issuer.

     This statement relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Energy Focus, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 32000 Aurora Rd., Solon, Ohio 44139.


Item 2.     Identity and Background.

     (a)  This statement is filed by:

            (i) Diker Micro-Value QP Fund, LP ("MVQP") with respect to the shares of Common Stock owned by it;

            (ii) Diker Micro-Value Fund, LP ("MV") with respect to the shares of Common Stock owned by it;

            (iii) Diker Micro & Small Cap Fund, LP ("MS") with respect to the shares of Common Stock owned by it;

            (iv)    Diker M&S Cap Master Ltd. ("MCSM" and together with MV,
MVQP and MS, the "Diker Funds") with respect to the shares of Common Stock owned by it;

            (v)     Diker GP, LLC, a Delaware limited liability company
("Diker GP") who serves as the general partner of each of the Diker Funds, with respect to the shares of Common Stock owned by the Diker Funds;

            (vi) Diker Management, LLC, a Delaware limited liability company ("Diker Management") who serves as the investment manager of each of the Diker Funds, with respect to the shares of Common Stock owned by the Diker Funds;

            (vii) Charles M. Diker, who serves as the managing member of each of Diker GP and Diker Management, with respect to the shares of Common Stock beneficially owned by each of Diker GP and Diker Management; and

            (viii) Mark N. Diker, who serves as the managing member of each of Diker GP and Diker Management, with respect to the shares of Common Stock beneficially owned by each of Diker GP and Diker Management.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Any disclosures herein with respect to persons other than the Reporting

CUSIP No. 29268T102                 13D                   Page 11 of 22 Pages


Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The principal business address of each of the Reporting Persons is 745 Fifth Avenue, Suite 1409, New York, New York 10151.

     (c) The principal business of each of MV, MVQP, MS and MSCM is serving as a private investment fund. The principal business of each of Diker GP and Diker Management is investing for accounts under their management. The principal occupation of each of Charles M. Diker and Mark N. Diker is to act as managing member for each of Diker GP and Diker Management.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of MV, MVQP and MS is a Delaware limited partnership. MSCM is a Cayman Islands exempted company. Each of Diker GP and Diker Management is a Delaware limited liability company. Each of Charles M. Diker and Mark N. Diker is a citizen of the United States of America.

     Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.


Item 3.   Source and Amount of Funds and Other Consideration.

     The aggregate purchase cost of the 2,907,108 shares of Common Stock beneficially owned in the aggregate by all of the Reporting Persons is approximately $1,090,310 including brokerage commissions. The shares of Common Stock were acquired by the Reporting Persons with investment funds in accounts under management.

Item 4.   Purpose of the Transaction.

     On October 28, 2009, the Reporting Persons entered into a letter agreement (the "Letter Agreement") with the Company pursuant to which the Reporting Persons agreed to participate in the Company's common stock rights offering described in the Current Report on Form 8-K filed by the Company on November 2, 2009 (the "Rights Offering"). Pursuant to the Letter Agreement, in the event that (i) the Company does not close the acquisition of Stone River Companies ("SRC") within 45 days of October 28, 2009 and (ii) Jami Hall, the current owner of SRC, is not offered a position on the Company's board of directors effective on the closing date of the acquisition, the Reporting Persons have the right to cancel their subscription in the Rights Offering by written request and return the shares purchased in the Rights Offering at which point the Company will be obligated to promptly return to the Reporting Persons their purchase price paid in the Rights Offering.

CUSIP No. 29268T102                 13D                   Page 12 of 22 Pages


     A copy of the Letter Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

 Item 5.     Interest in Securities of the Issuer.

     A.   Diker Micro-Value QP Fund, LP

               (a) As of the date hereof, MVQP may be deemed the beneficial owner of 1,073,972 shares of Common Stock directly beneficially owned by it.

                    Percentage: Approximately 5.35% as of the date hereof. The percentages used herein and in the rest of the Schedule 13D are calculated based upon 20,080,000 shares of Common Stock, which reflects the number of shares of Common Stock currently outstanding. The Company informed the Reporting Persons of such number of outstanding shares of Common Stock.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       See item (a) above.

              (c) Within the past 60 days MVQP purchased 536,986 shares of Common Stock in the Rights Offering, as more fully described in Item 4 above. There were no other other transactions in the shares of Common Stock by MV within the past 60 days.

CUSIP No. 29268T102                 13D                   Page 13 of 22 Pages


               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Not applicable.

     B.   Diker Micro-Value Fund, LP

               (a) As of the date hereof, MV may be deemed the beneficial owner of 1,049,920 shares of Common Stock directly beneficially owned by it.

                    Percentage: Approximately 5.23% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       See item (a) above.

              (c) Within the past 60 days MV purchased 524,960 shares of Common Stock in the Rights Offering, as more fully described in Item 4 above. There were no other transactions in the shares of Common Stock by MV within the past 60 days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

     C.   Diker Micro & Small Cap Fund, LP

               (a) As of the date hereof, MS may be deemed the beneficial owner of 564,722 shares of Common Stock directly beneficially owned by it.

                    Percentage: Approximately 2.81% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       See item (a) above.

              (c) Within the past 60 days MS purchased 282,361 shares of Common Stock in the Rights Offering, as more fully described in Item 4 above. There were no other transactions in the shares of Common Stock by MV within the past 60 days.

CUSIP No. 29268T102                 13D                   Page 13 of 22 Pages



               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

     D.   Diker M&S Cap Master Ltd.

               (a) As of the date hereof, MCSM may be deemed the beneficial owner of 218,494 shares of Common Stock directly beneficially owned by it.

                    Percentage: Approximately 1.09% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       See item (a) above.

              (c) Within the past 60 days MV purchased 109,247 shares of Common Stock in the Rights Offering, as more fully described in Item 4 above. There were no other transactions in the shares of Common Stock by MV within the past 60 days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

     E.   Diker GP, LLC

               (a) As of the date hereof, Diker GP may be deemed the beneficial owner of 2,907,108 shares of Common Stock directly beneficially owned by the Diker Funds.

                    Percentage: Approximately 14.48% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       See item (a) above.

               (c) Diker GP did not directly effect any transaction in the Common Stock within the last sixty days.

CUSIP No. 29268T102                 13D                   Page 15 of 22 Pages


               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

     F.   Diker Management, LLC

               (a) As of the date hereof, Diker Management may be deemed the beneficial owner of 2,907,108 shares of Common Stock directly beneficially owned by the Diker Funds.

                    Percentage: Approximately 14.48% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       See item (a) above.

               (c) Diker Management did not directly effect any transaction in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

     G.   Charles M. Diker

               (a) As of the date hereof, Mr. Charles M. Diker may be deemed the beneficial owner of 2,907,108 shares of Common Stock directly beneficially owned by the Diker Funds.

                    Percentage: Approximately 14.48% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       See item (a) above.

               (c) Mr. Charles M. Diker did not directly effect any transaction in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

CUSIP No. 29268T102                 13D                   Page 16 of 22 Pages


      H.  Mark N. Diker

               (a) As of the date hereof, Mr. Mark N. Diker may be deemed the beneficial owner of 2,907,108 shares of Common Stock directly beneficially owned by the Diker Funds.

                    Percentage: Approximately 14.48% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       See item (a) above.

               (c) Mr. Mark N. Diker did not directly effect any transaction in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     As described in Item 4 above, on October 28, 2009, the Reporting Persons entered into the Letter Agreement, attached hereto as Exhibit 1, with the Company. Other than the Letter Agreement and the Joint Filing Agreement attached as Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

     Exhibit 1: Letter Agreement dated October 28, 2009 by and between the Company and Diker Management.

     Exhibit 2: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 29268T102                 13D                   Page 17 of 22 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  November 12, 2009

                              DIKER GP, LLC

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member


                              DIKER MANAGEMENT, LLC

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member


                              DIKER MICRO-VALUE FUND, LP

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member


                              DIKER MICRO-VALUE QP FUND, LP

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member


                              DIKER MICRO & SMALL CAP FUND, LP

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member

CUSIP No. 29268T102                 13D                   Page 18 of 22 Pages


                              DIKER M&S CAP MASTER LTD.

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member


                              /s/ Charles M. Diker
                              ---------------------------------------
                              CHARLES M. DIKER


                              /s/ Mark N. Diker
                              ---------------------------------------
                              MARK N. DIKER

CUSIP No. 29268T102                 13D                   Page 19 of 22 Pages


                                   Schedule A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

          The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdicti0on and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

DIRECTORS AND OFFICERS OF DIKER M&S CAP MASTER LTD.


                                                  Principal    Citizenship/Place
  Name          Position       Address           Occupation     of Organization

David Bree     Director       PO Box             Managing       Cayman Islands
                              31910SMB,          Director of
                              Ansbacher          dms
                              House, 20          Management
                              Genesis Street,    Ltd.
                              George Town,
                              Grand Cayman,
                              Cayman
                              Isalnds

Don Seymour    Director       PO Box             Managing       Cayman Islands
                              31910SMB,          Director of
                              Ansbacher          dms
                              House, 20          Management
                              Genesis            Ltd.
                              Street,
                              George Town,
                              Grand Cayman,
                              Cayman
                              Isalnds

Mark Diker     Director       745 Fifth          Managing       Unites States of
                              Avenue, Suite      Member of      America
                              1409, New          Diker
                              York, New          Management,
                              York 10151         LLC

CUSIP No. 29268T102                 13D                   Page 21 of 22 Pages


                                    EXHIBIT 2

                             JOINT FILING AGREEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  November 12, 2009

                              DIKER GP, LLC

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member


                              DIKER MANAGEMENT, LLC

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member


                              DIKER MICRO-VALUE FUND, LP

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member


                              DIKER MICRO-VALUE QP FUND, LP

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member

CUSIP No. 29268T102                 13D                   Page 22 of 22 Pages


                              DIKER MICRO & SMALL CAP FUND, LP

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member


                              DIKER M&S CAP MASTER LTD.

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member


                              /s/ Charles M. Diker
                              ---------------------------------------
                              CHARLES M. DIKER


                              /s/ Mark N. Diker
                              ---------------------------------------
                              MARK N. DIKER